Hotel101 Global Holdings Corp. 20 Cecil Street #04-03 Plus Building Singapore 049705	Hotel101 Global Pte. Ltd. 20 Cecil Street #04-03 Plus Building Singapore 049705

VIA eDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

May 29, 2025

Re:	Hotel101 Global Holdings Corp.

Hotel101 Global Pte. Ltd.

Registration Statement on Form F-4

Originally Filed on May 9, 2025

File No. 333-287130

Acceleration Request

Dear Ms. Kellie Kim, Mr. Isaac Esquivel, Mr. Ruairi Regan and Mr. Jeffrey Gabor,

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Hotel101 Global Holdings Corp. (the “Company”) and Hotel101 Global Pte. Ltd. (“Hotel101 Global,” and together with the Company, the “Co-Registrants”) hereby respectfully request that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 9:00 a.m. (Eastern time) on June 2, 2025, or as soon as practicable thereafter.

In connection with this request, the Co-Registrants acknowledge their obligations under the Securities Act.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform James Grandolfo at +852 2971 4848 or York Wu at +852 2971 4822 and that such effectiveness also be confirmed in writing. The Co-Registrants hereby authorize each of James Grandolfo and York Wu to orally modify or withdraw this request for acceleration.

Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

Hotel101 Global Holdings Corp.		Hotel101 Global Pte. Ltd.

By:	/s/ Marriana Henares Yulo	By:	/s/ Marriana Henares Yulo
Name:	Marriana Henares Yulo	Name:	Marriana Henares Yulo
Title:	Chief Executive Officer	Title:	Chief Executive Officer

cc:	James Grandolfo, Milbank (Hong Kong) LLP

York Wu, Milbank (Hong Kong) LLP

Albert Wong, JVSPAC Acquisition Corp.

Giovanni Caruso, Loeb & Loeb LLP